SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 23, 2008

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

  If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
 Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated July 22, 2008, announcing 2008 second quarter and half year revenues and earnings.

PR No. C2585C

  STMicroelectronics Reports 2008 Second Quarter and First Half
  Revenues and Earnings

•	Second quarter net revenues increased 9.7% sequentially and 14.6% year-over-year to $2.39 billion

•	Gross margin was 36.8%

•	Diluted EPS of $0.18 before restructuring and impairment charges

Geneva, July 22, 2008 - STMicroelectronics (NYSE: STM) reported financial results for the 2008 second quarter and six months ended June 28, 2008.

ST, in conjunction with Intel and Francisco Partners, completed their previously announced agreement to create Numonyx, an independent semiconductor company, with ST contributing its Flash Memories Group (FMG). The transaction was completed on March 30, 2008.  In this press release the income statement for the Q2 2008 period reflects the deconsolidation of the FMG segment. Accordingly, all comparisons of Q2 2008 results, both sequential and year-over-year, exclude FMG, except as noted.

Second Quarter Net Revenues and Gross Profit Review

ST’s net revenues for the second quarter increased 9.7% sequentially to $2.39 billion driven by double-digit sales growth in the Telecom (wireless), Industrial and Consumer market segments. On a year-over-year basis, ST’s net revenues grew 14.6%, led by nearly 20% gains in both the Industrial and Telecom (wireless) segments.

Application Specific Product Group’s (ASG’s) net revenues grew 8.4% sequentially and 15.9% year-over-year to $1.51 billion and were driven in both comparisons by strong wireless performance led by 3G digital baseband and device unit growth in connectivity and imaging. On a sequential basis, Consumer market segment posted double-digit sales growth, primarily driven by portable navigation device shipments. Industrial and Multisegment Sector (IMS) net revenues of $865 million grew 11.9% sequentially and 12.8% year-over-year led by MEMS, Advanced Analog and Smartcards/Microcontrollers for both comparisons. Q2 2008 IMS sales were composed of $531 million of ICs and $334 million of discrete products, which grew 20% and 4% respectively year-over-year.

Gross profit was $880 million for the 2008 second quarter compared to $820 million in the prior quarter, and posted a 12% improvement in comparison to the $788 million in the year-ago quarter. Gross margin was 36.8%. The Company estimates that currency negatively impacted gross margin by over 300 basis points year-over-year.

Operating Expenses

Combined Q2 2008 SG&A and R&D expenses were $751 million equal to 31.4% of net revenues compared to 33.3% of net revenues (excluding the one-time $21 million in-process R&D charge) in the prior quarter, despite the negative effects of currency.

R&D and SG&A expenses were $470 million and $281 million, respectively, in the second quarter of 2008. On a year-over-year basis, R&D costs increased about 8.6% net of currency impacts reflecting increased costs associated with the Genesis and wireless IC design-team acquisitions, while SG&A increased 3% excluding currency impacts.

In the second quarter of 2008, the effective average exchange rate for the Company was approximately $1.55 to €1, compared to $1.47 to €1 in the first quarter of 2008 and $1.33 to €1 in the year-ago quarter. The Company’s effective exchange rate reflects actual exchange rate levels combined with the impact of hedging programs.

President and CEO Carlo Bozotti commented, “ST’s top line performance in the second quarter clearly demonstrates the significant improvement in our product portfolio, which is leading to market-share gains for ST.  Moreover, we believe ST will continue these market-share gains as we move through the remainder of 2008.

“Our more competitive product line-up and marketing initiatives drove an increase in net revenues of approximately 10% on a sequential basis.  And, for the first half of 2008, sales increased by 13.2% in comparison to the 2007 first half.

“On top of strong revenue results, our gross margin and operating expenses were essentially in-line with our initial expectations. In combination this led to a sequential improvement in our  comparable operating margin to 6.7%, from the 4.6% in the prior quarter, and resulted in diluted earnings per share of $0.18, before charges.”

Constant Currency Analysis

Management believes that the currency impact on operating performance is an important element in comparing operating results. The following table illustrates estimated year-over-year currency impacts.

In Million US$ and %
Effective Euro/USD	Q2 2008 As reported $1.55	Q2 2007 Excluding FMG $1.33	Estimated impact on selected Q2 2008 results at Q2 2007 exchange rates*
			Estimated Adverse Impact	Estimated Q2 2008 results at constant currency
Net Revenues	2,391	2,087
Gross Profit	880	788	75	955
Gross margin	36.8%	37.8%	310 basis points	39.9%
R&D	(470)	(397)	39	(431)
SG&A	(281)	(243)	29	(252)
**Pro-forma Operating income: excluding Impairment & Restructuring charges	159	159	134	293

* These columns reflect non-GAAP best estimates of exchange-rate impact on selected financial metrics for ST, and are based upon a US dollar-to-Euro effective exchange rate of $1.33 per Euro and $1.55 per Euro for Second Quarter 2007 and Second Quarter 2008, respectively. Net revenues impact is based on the assumption that industry prices adjust to equivalent US$ prices with a delay of one quarter which is incorporated into estimated amounts.
** Pro-forma Operating income excluding Impairment and Restructuring charges is a metric management believes represents a meaningful comparison of operating performance. The Q2 2007 amount is derived by adding $906 million in impairment and restructuring charges to the reported operating loss (excluding FMG) of $747 million; while the Q2 2008 amount comes from the addition of $185 million in impairment and restructuring to the reported operating loss of $26 million.

Operating Income, Net Income and Earnings per Share

Excluding impairment and restructuring charges, Q2 2008 operating income and margin were $159 million and 6.7%, respectively. Net income per diluted share was $0.18, excluding $224 million in pre-tax charges from restructuring, impairment, and other-than-temporary impairments on financial assets.

During the second quarter of this year, ST entered into advanced negotiations to sell its Phoenix, Arizona, USA, fab as an ongoing business. Accordingly, the Company has revised the original restructuring plan for this site and intends to pursue the sale of the fab in order to realize substantial advantages in operational and financial impacts. As a result, in the second quarter of 2008 ST recorded a $114 million, non-cash impairment charge related to the intended sale of the Phoenix manufacturing facility.

In total, second quarter 2008 impairment and restructuring charges amounted to $185 million, with $36 million coming primarily from previously announced restructuring programs, $35 million from remaining FMG separation costs and $114 million from the planned sale of ST’s Phoenix fab.

Based upon impairment, restructuring charges and other closure costs, ST reported an operating loss of $26 million in the second quarter of 2008. In the year-ago quarter, the Company reported an operating loss of $772 million—including FMG—($134 million with a 5.5% operating margin, excluding restructuring and impairment charges), and in the prior quarter the Company reported an operating loss of $88 million—including FMG—(operating income was $116 million, an operating margin of 4.7%, excluding restructuring and impairment charges and one-time in process R&D totaling $204 million).

Following the prior announcements of impairment recognition in certain asset-backed securities, in the 2008 second quarter an accounting revaluation resulted in an additional $39 million, pre-tax, other-than-temporary impairment to the value of these financial assets. The Company has initiated legal action against Credit Suisse Securities (USA) LLC and will continue to pursue all options to recover its losses in these investments, which resulted directly from deviating from ST’s specific authorization.

ST reported a net loss of $47 million or -$0.05 per share in the 2008 second quarter compared to the year-ago quarter net loss—including FMG—of $758 million or -$0.84 per share ($0.15 per diluted share excluding restructuring and impairment charges) and the prior quarter net loss—including FMG—of $84 million, or -$0.09 per share ($0.13 per diluted share excluding restructuring, impairment charges including other-than-temporary impairment on marketable securities and in-process R&D).

Cash Flow and Balance Sheet Highlights

Net cash from operating activities was $416 million in the 2008 second quarter. Net operating cash flow* was $128 million, compared to $225 million in the year-ago quarter. For the first half, net cash from operating activities was $918 million and net operating cash flow was $347 million, excluding the $170 million expenditure for the purchase of Genesis Microchip.

Capital expenditures were $272 million during the second quarter of 2008, compared to $258 million in the prior quarter and $222 million in the year-ago quarter.  For the 2008 first half, capital expenditures were $530 million, or 10.9% of net sales, compared to $507 million or 10.8% of net sales in the first half of 2007. These 2008 capital spending amounts reflect the previously announced purchase of ST’s former partner’s production equipment in Crolles2, biased toward the first half of the year. The Company reiterated its expectation to be at or below a capex-to-sales ratio of 10% for the full year 2008.

In the 2008 second quarter, ST repurchased $83 million of common stock under the most recently approved plan, as well as paid $81 million in dividends. For the third quarter, 2008 the global ex-dividend date will be August 18, 2008 and the dividend of $0.09 is planned to be paid on or after this date in accordance with the previously announced schedule.

Inventory was $1.58 billion at quarter end, with inventory turns accelerating to 3.8 times.

At June 28, 2008, ST’s cash and cash equivalents, marketable securities (current and non-current), short-term deposits and restricted cash equaled $3.58 billion. Total debt was $2.47 billion. ST’s net financial position** was $1.1 billion. Shareholders’ equity was $9.36 billion.

*  Net operating cash flow is a non-US GAAP metric, which the Company’s management utilizes as a measure of cash-generation capability. It is defined as net cash from operating activities ($416 million in the second quarter of 2008) minus net cash used in investing activities (primarily capital expenditures of $272 million) excluding restricted cash ($250 million), payments for purchase of and proceeds from the sale of marketable securities (current and non-current) and investment in and proceeds from matured short-term deposits ($288 million in the second quarter of 2008).
**  Net financial position is a non-US GAAP metric used by the Company’s management to help assess financial flexibility. It is defined as cash and cash equivalents, marketable securities (current and non-current), short-term deposits and restricted cash ($3,584 million) minus total debt (bank overdrafts $0 million + current portion of long-term debt $153 million + long-term debt $2,313 million).

Net Revenues by Market Segment for Q2 2008

The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments for the 2008 second quarter.

As % of Net Revenues	Q2 2008

Market Segment	ST

Automotive	17%
Consumer	17%
Computer	16%
Telecom	32%
Industrial & Other	18%

In comparison to the year-ago quarter, all market segments posted growth, led by Industrial & Other which increased 20% and Telecom which increased 19%, followed by Computer and Consumer which increased 12% and 11%, respectively, and Automotive, which increased approximately 7%.

Sequentially, performance was led by the 14% growth of both Telecom and Industrial & Other. Consumer was up 11%, while Automotive gained 5%. Computer was essentially flat with the prior quarter.

Financial and Operating Data by Product Segment for Q2 2008

The following table provides a breakdown of revenues and operating income by product segment.

In Million US$ and %	Q2 2008
Segment	Net Revenues	% of Net Revenues	Operating income (loss)

ASG (Application Specific Product Groups)	$1,511	63.2%	$35
IMS (Industrial and Multisegment Sector)	865	36.2%	132
Others (1)(2)	15	0.6%	(193)

TOTAL	$2,391	100%	$(26)
(1) Net revenues of “Others” include revenues from sales of Subsystems and Other Products not allocated to product segments.
(2) Operating loss of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as strategic or special research and development programs, acquired in-process R&D, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products.

ASG posted strong net revenue growth of 15.9% and 8.4% in comparison to the year-ago and prior periods, respectively. ASG’s operating profit improved sequentially largely due to mix improvement, while declining on a year-over-year basis driven by a combination of currency factors and increased R&D expenses coming from the Genesis and wireless IC design-team acquisitions as well as a higher level of design activity.

IMS sales also rose sharply, with net revenues increasing 12.8% year-over-year and 11.9% sequentially. IMS operating profit was $132 million, improving both sequentially and year-over-year, reflecting improved volume, mix-notably driven by product emphasis in Advanced Analog and ICs,—and efficiency, which more than offset currency impacts.

First Half 2008 Results

In this press release the income statement for the first half of 2008 incorporates FMG for the first three months of 2008.

In Million US$ and %
Net Revenues	First Half 2008	First Half 2007	Year-over-Year Growth

ST ex FMG	$4,570	$4,039	13.2%

ST including FMG	$4,869	$4,693	3.8%

Net revenues for the first half were $4,570 million, increasing 13.2% compared to 2007 first half revenues of $4,039 million (excluding FMG).  Gross profit increased 9.6% to $1,779 million, or 36.5% of net revenues, compared to $1,623 million or 34.6% of net revenues for the 2007 first half. Operating loss was $114 million, compared to operating loss of $710 million in last year’s first half. Net loss was $131 million, or $-0.15 per share, compared to net loss of $684 million, or $-0.76 per share for the 2007 first half. Net loss included pre-tax restructuring, impairment charges and in-process R&D costs of $459 million ($0.45 per diluted share impact) and $918 million ($1.01 per diluted share impact) for the 2008 and 2007 first half results, respectively.

Research and development expenses were $978 million, including a $21 million in-process R&D charge associated with the closing of the Genesis Microchip acquisition, compared to $881 million in the 2007 first half. Selling, general, and administrative expenses were $585 million compared to $531 million in the 2007 first half.

In the 2008 first half, the effective average exchange rate for the Company was approximately $1.51 to €1.00, compared to $1.31 to €1.00 for the 2007 first half.

First Half 2008 Financial and Operating Data by Product Segment

The following table provides a breakdown of revenues and operating income by product segment.

In Million US$ and %	First Half 2008
Product Segment	Net Revenues	% of Net Revenues	Operating income (loss)

ASG (Application Specific Product Groups)	$2,904	59.7%	$42
IMS (Industrial and Multisegment Sector)	1,637	33.6%	222
FMG (Flash Memories Group)	299	6.1%	16
Others (1)(2)	29	0.6%	(394)

TOTAL	$4,869	100%	$(114)
(1) and (2) defined in earlier table.

Outlook

Mr. Bozotti stated, “Despite the current macroeconomic situation we expect ST’s sequential net revenue growth to be in the range between -1% and 6%, which represents year-over-year growth of between 7% and 14%. The third quarter 2008 gross margin is expected to be equal to the second quarter level of 36.8%, plus or minus one percentage point.”

This outlook is based on an assumed currency exchange rate of approximately $1.57 = €1.00 for the 2008 third quarter, which reflects current exchange rate levels combined with the impact of existing hedging contracts. Additionally, this outlook is provided for ST as currently configured and does not include any impact of the ST-NXP Wireless joint venture, which is expected to close in the 2008 third quarter. ST’s third quarter 2008 results will also include the Company’s pro-rata portion of Numonyx’ second quarter 2008 financial performance in the income statement line ‘Earnings(loss) on equity investment,’ reflecting the anticipated one quarter lag in reporting.

Recent Corporate Developments

•
At the Company’s Annual General Meeting, which was held in Amsterdam on May 14, 2008, all of the proposed resolutions were approved. The Company’s 2007 accounts in accordance with International Financial Reporting Standards (IFRS) were approved. The shareholders reappointed the following members of the Supervisory Board: Mr. Gérald Arbola, Mr. Tom de Waard, Mr. Didier Lombard, Mr. Bruno Steve, in addition to appointing Mr. Antonino Turicchi, for three-year terms, expiring at the 2011 Annual General Meeting. The distribution of a cash dividend of $0.36 per share, to be paid in four equal installments, was also approved.

º
The complete Agenda and relevant detailed information concerning the STMicroelectronics N.V. Annual General Meeting, as well as all related AGM materials, is available on the Company’s website http://investors.st.com

•
On June 26, 2008, ST and NXP announced that the name of their new joint venture will be ST-NXP Wireless, following the announcement on April 10, 2008, that the two companies would create a new company from their respective mobile and wireless businesses, which together generated US$3 billion in revenue in 2007. The management team of ST-NXP Wireless will be comprised of experienced industry leaders from both parent companies, with Alain Dutheil leading ST-NXP Wireless as Chief Executive Officer. The new company will begin operations in a strong position to meet customer needs in 2G, 2.5G, 3G, multimedia, connectivity and future wireless technologies.

•
On June 30, 2008, ST published its 2007 Corporate Responsibility Report, which is available for download at www.st.com/cr. The report, which covers all of ST’s activities and sites in 2007, contains detailed indicators of the Company’s performance across the full range of Social, Environmental, Health & Safety, and Corporate Governance issues and reaffirms ST’s long-established commitment to serving its stakeholders with integrity, transparency and excellence.

Products, Technology and Design Wins

Application-Specific Product Highlights

•
In wireless, ST announced the intention to develop an analog baseband for a future high-volume EMP (Ericsson Mobile Platforms) platform, within the existing partnership between the two companies. This effort builds upon the successful joint development and the start of production of 3G and 3.5G digital baseband processors for EMP’s licensees.

•
Also in the wireless area, due to its expertise in mobile multimedia, ST was nominated as one of the founding members of the Symbian Foundation, along with other major leaders in the mobile handset industry. The intention of the Foundation is to unite leading operating systems to create one open mobile software platform. As part of its membership, ST is to contribute some of its IP and reference platforms to the foundation.

•
In communications infrastructure applications, ST gained five design wins from three leading OEMs for devices implemented in 65nm process technology, some of which included embedded DRAM and other analog options, confirming ST’s leading position in delivering CMOS-derivative process technology to infrastructure customers.

•
In imaging, ST introduced a new high-performance stand-alone Image Signal Processor with dual-camera support that brings DSC-like performance to cellphones, PDAs, gaming devices and other mobile applications. Capable of controlling the entire imaging subsystem in a mobile phone, the processor supports a wide range of modules including sensors with up to 5-megapixel resolution.

•
In digital consumer, ST continued to increase shipments of its leading-edge H.264 decoder chips for the worldwide deployment of high-definition digital set-top-boxes and integrated digital TVs. ST has also sampled four different products, implemented in 65nm, to world-leading manufacturers, targeting key segments of the set-top box market.

•
In automotive, ST announced the first four 32-bit microcontrollers in the company’s new Power Architecture™ families, enabling integrators to use the MCUs in powertrain, car body, chassis and safety, and instrumentation systems. The devices will support advanced functions, enable improved vehicle performance and economy, and deliver development savings by promoting hardware and software reuse.

•
In powertrain applications, ST gained a significant design win for a dynamic vehicle control and ABS (anti-lock braking system) platform from a major Japanese car maker. Based on ST’s BCD8 smart-power process, the single-chip products will serve the full platform from simple ABS solutions for low- and mid-level cars to full vehicle control for the high-end segment. In car safety, ST and Mobileye announced that the two companies have sampled the second generation of the EyeQ2 system-on-chip for vision-based driver assistance systems. In addition, ST achieved a major design win from a European tier one OEM for a PSI5-protocol IC, which provides a simplified and safer interface between the airbag sensor and car diagnostics. In production in 2009 with European, American and Japanese car makers, ST will be the first non-captive-market vendor with an IC handling the PSI5 protocol.

•
In car-body applications, ST gained major design wins, including a door-module chipset in the US market and for smart actuators in body-control modules in China and India. ST also achieved several design-ins at tier one OEMs worldwide for 8- and 32-bit MCUs.

•
In car communications, ST signed an agreement with WorldSpace® Satellite Radio to develop, manufacture and distribute chips for European Satellite Digital Radio receivers for a pan-European and Middle East service offering. Also, ST started production of its Nomadik-platform-based Cartesio automotive-grade application processor with embedded GPS for three customers for telematics, handheld and Personal Navigation Device (PND) applications. Additionally, ST gained a design win for an AM/FM tuner IC at a major US OEM and a tuner design-in at a major Japanese car radio maker, plus design wins for audio power chips with a Japanese car radio maker and major US car manufacturers.

•
In computer peripherals, ST gained two design wins in the US for its SPEAr® family of configurable System on-Chip (SoC) ICs, in printers and networking applications. Additionally, ST announced a new device in the family: manufactured in state-of-the-art low-power 65nm technology, SPEAr Basic addresses various embedded applications, including entry-level printers, digital photo frames, Voice-over-IP and other equipment.

•
In healthcare applications, ST and Debiotech introduced the first evaluation prototypes of a unique miniaturized insulin-delivery pump. The device, which could be a couple of years away from commercial availability, relies on microfluidic MEMS technology and can be mounted on a disposable skin patch to provide continuous insulin infusion, enabling substantial advancements in the availability, treatment efficiency and the quality of life of diabetes patients.

Industrial and Multi-Segment Product Highlights

•
In 32-bit microcontrollers, ST increased the scalability and peripheral options of its breakthrough 32-bit STM32 Cortex™-M3 MCU family with devices providing up to 512 Kbytes of on-chip Flash, larger SRAM and extra features for displays, sound, storage and advanced control, and multiple power-saving modes for optimal performance in industrial equipment, building-services controllers, medical devices and computer peripherals. In 8-bit MCUs, ST launched a range of MCUs, based on the STM8 core and specified for the industrial temperature range, that boasts extra features for robustness and reliability.

•
In MEMS, in addition to gaining two significant design wins for sensors in game controllers and another in a consumer application, ST introduced a number of important new products, including its first ‘Gyroscope’ angular-rate sensors, which offer an extended voltage range and reduced standby power for applications such as game controllers, intuitive pointers, vehicle or personal navigation, and image stabilization.

•
Also in MEMS, ST announced the first in a new family of 3D orientation sensors that embed both 3D orientation functionality and click/double-click detection, allowing developers to integrate mouse-button controls. ST also added two new high-performance accelerometers to its ultra-compact portfolio for super-small applications where high performance is required in space-constrained applications, including mobile phones, portable media players, digital still or video cameras, and personal navigation devices.

•
For power conversion markets, ST gained a significant design win with a major power-supply manufacturer for a Halogen-free product kit and also ramped up production of power-converter and regulators ICs for several PC notebook applications from major customers in the US and Asia. ST also introduced new products including the VIPer17 off-line switched-mode converter, step-up converters for LED backlights and lighting, and a new multi-output regulator aimed at a range of PC and consumer products.

•
Also in power applications, ST gained several design wins for MOSFETS including high-end desktop PCs for a major customer and applications in automotive and lighting. ST also announced a family of FDmesh™ II fast-recovery MOSFETs that combine enhanced switching performance with on-resistance improved by more than 18% over existing devices. And in bipolar and IGBTs, ST gained numerous design wins in industrial, medical and audio applications and introduced a new ESBT switch for power supplies for single- and three-phase applications and a PowerMESH™ IGBT for use in energy-sensitive circuits such as lighting ballasts.

•
In application-specific discretes and IPADs™ (Integrated Passive and Active Devices), ST introduced into the home-appliance market a solid-state AC-switch driver that integrates switch-failure detection, allowing designers to save board space and simplify the process to meet various international safety standards. In telecom and consumer applications, ST enlarged its IPAD range of combined ESD protection and EMI filtering products dedicated to audio functions, and also introduced protection devices dedicated to USB2.0 and Ethernet to meet increasing data rates in connectivity and wireline applications.

•
In analog products, ST introduced a range of new devices including interfaces and amplifiers and achieved numerous design wins in a range of applications, such as mobile phone audio for a world-leading manufacturer and use in data-storage products for two important customers. And in advanced analog and mixed-signal, ST announced a new family of silicon oscillators and a range of four- and five-channel voltage supervisors for computer, consumer and communications applications, in addition to picking up several design wins and product qualifications in the advanced analog field from world-leading makers of mobile phones, computer and PNDs.

•
In advanced logic, ST gained numerous design wins for logic switches and translators in computer and communications applications from major notebook and mobile phone manufacturers. ST also announced a new touch-screen controller IC that offers autonomous functionality to minimize demands on the system processor in applications such as PDAs, mobile phones, GPS receivers, game consoles and POS terminals.

Technology Highlights

•
ST announced the deployment of a certified electronic system-level (ESL) System-on-Chip reference design flow aimed at complex designs for next-generation consumer electronics equipment.  The design flow has been adopted and internally distributed following successful tape-outs of more than a dozen ASIC designs with productivity gains from four to ten times faster than with traditional methods.

•
ST and CMP (Circuits Multi Projects®) announced that the two companies are offering Chinese universities access to ST’s most advanced CMOS processes for academic and research purposes. ST will ensure the certification of the local partners and the fabrication of the ICs designed by the universities, while CMP will be the interface for commercial and technical aspects.

All of STMicroelectronics’ press releases (including all releases in Q2) are available at www.st.com/stonline/press/news/latest.htm

Nomadik, SPEAr, IPAD, FDmesh and PowerMESH are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	the results of actions by our competitors, including new product offerings and our ability to react thereto;

•	curtailments of purchases from key customers or pricing pressures which are highly variable and difficult to predict;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual-property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
our ability to close as planned in the third quarter of 2008 the purchase of the wireless business of NXP Semiconductors, which we announced on April 10, 2008, as well as our ability to sign and close an agreement for the sale of our manufacturing facility in Phoenix (AZ, USA)  in accordance with the currently envisaged terms;

•
changes in the exchange rates between the US dollar and the Euro, compared to an assumed effective exchange rate of US $1.57 = €1.00 and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•
our ability to manage in an intensely competitive and cyclical industry, where a high percentage of our costs are fixed, incurred in currencies other than US dollars which is our reporting currency and difficult to reduce in the short term;

•	our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

•	our ability to restructure in accordance with our plans if unforeseen events require adjustments or delays in implementation;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•
significant differences in the gross margins we achieve compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets), and the timing, execution and associated costs for the announced  transfer of manufacturing from facilities designated for closure and associated costs, including start-up costs;

•
changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers, operate;

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors we face are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the SEC on March 3, 2008. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including our Form 20-F, could have a material adverse effect on our results of operations or financial condition.

Conference Call Information
The management of STMicroelectronics will conduct a conference call on July 23, 2008, at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the second quarter of 2008.

The conference call will be available via the Internet by accessing the following Web address: http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until August 1, 2008.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2007, the Company's net revenues were $10 billion. Further information on ST can be found at www.st.com.

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For further information, please contact:
INVESTOR RELATIONS:
Stanley March
Group Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
stan.march@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended

	(Unaudited)	(Unaudited)
	June 28,	June 30 ,
	2008	2007

Net sales	2,379	2,409
Other revenues	12	9
NET REVENUES	2,391	2,418
Cost of sales	-1,511	-1,580
GROSS PROFIT	880	838
Selling, general and administrative	-281	-270
Research and development	-470	-446
Other income and expenses, net	30	12
Impairment, restructuring charges and other related closure costs	-185	-906
Total Operating Expenses	-906	-1,610
OPERATING LOSS	-26	-772
Other-than-temporary impairment charge on financial assets	-39	0
Interest income, net	19	18
Earnings (loss) on equity investments	-5	3
LOSS BEFORE INCOME TAXES	-51	-751
AND MINORITY INTERESTS
Income tax benefit (expense)	5	-4
LOSS BEFORE MINORITY INTERESTS	-46	-755
Minority interests	-1	-3
NET LOSS	-47	-758

LOSS PER SHARE (BASIC)	-0.05	-0.84
LOSS PER SHARE (DILUTED)	-0.05	-0.84

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED LOSS PER SHARE	900.5	898.8

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Six Months Ended

	(Unaudited)	(Unaudited)
	June 28,	June 30,
	2008	2007

Net sales	4,841	4,678
Other revenues	28	15
NET REVENUES	4,869	4,693
Cost of sales	-3,090	-3,070
GROSS PROFIT	1,779	1,623
Selling, general and administrative	-585	-531
Research and development	-978	-881
Other income and expenses, net	39	-3
Impairment, restructuring charges and other related closure costs	-369	-918
Total Operating Expenses	-1,893	-2,333
OPERATING LOSS	-114	-710
Other-than-temporary impairment charge	-69	0
Interest income, net	40	36
Earnings (loss) on equity investments	-5	9
LOSS BEFORE INCOME TAXES	-148	-665
AND MINORITY INTERESTS
Income tax benefit (expense)	19	-15
LOSS BEFORE MINORITY INTERESTS	-129	-680
Minority interests	-2	-4
NET LOSS	-131	-684

LOSS PER SHARE (BASIC)	-0.15	-0.76
LOSS PER SHARE (DILUTED)	-0.15	-0.76

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED LOSS PER SHARE	900.1	898.1

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended	Six Months Ended
	June 28,	June 28,	June 30,
In millions of U.S. dollars	2008	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net loss	-47	-131	-684
Items to reconcile net loss and cash flows from operating activities
Depreciation and amortization	325	666	770
Amortization of discount on convertible debt	5	9	9
Other-than-temporary impairment charge on financial assets	39	69	0
Other non-cash items	-10	11	39
Minority interests	1	2	4
Deferred income tax	-32	-3	-7
(Earnings) loss on equity investments	5	5	-9
Impairment, restructuring charges and other related closure costs, net of cash payments	170	337	885
Changes in assets and liabilities:
Trade receivables, net	69	165	46
Inventories, net	-37	-179	-53
Trade payables	58	143	-2
Other assets and liabilities, net	-130	-176	-58
Net cash from operating activities	416	918	940

Cash flows from investing activities:
Payment for purchase of tangible assets	-272	-530	-507
Payment for purchase of marketable securities	0	0	-682
Proceeds from sale of marketable securities	160	160	40
Proceeds from matured short-term deposits	0	0	250
Restricted cash	0	0	-32
Investment in intangible and financial assets	-16	-41	-36
Payment for business acquisitions, net of cash and cash equivalents acquired	0	-170	0
Net cash used in investing activities	-128	-581	-967

Cash flows from financing activities:
Proceeds from issuance of long-term debt	0	136	17
Repayment of long-term debt	-44	-51	-52
Increase in short-term facilities	0	0	40
Capital increase	0	0	2
Repurchase of common stock	-83	-83	0
Dividends paid	-81	-81	-269
Net cash used in financing activities	-208	-79	-262
Effect of changes in exchange rates	-4	23	4
Net cash increase (decrease)	76	281	-285

Cash and cash equivalents at beginning of the period	2,060	1,855	1,659
Cash and cash equivalents at end of the period	2,136	2,136	1,374

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	June 28,	March 30,	December 31,
In millions of U.S. dollars	2008	2008	2007
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	2,136	2,060	1,855
Marketable securities	898	1,060	1,014
Trade accounts receivable, net	1,473	1,546	1,605
Inventories, net	1,580	1,539	1,354
Deferred tax assets	246	230	205
Assets held for sale	61	0	1,017
Other receivables and assets	734	626	612
Total current assets	7,128	7,061	7,662

Goodwill	315	314	290
Other intangible assets, net	309	317	238
Property, plant and equipment, net	5,059	5,391	5,044
Long-term deferred tax assets	283	270	237
Equity investments	1,032	1,035	0
Restricted cash	250	250	250
Non-current marketable securities	300	339	369
Other investments and other non-current assets	377	357	182
	7,925	8,273	6,610
Total assets	15,053	15,334	14,272

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	153	300	103
Trade accounts payable	1,161	1,114	1,065
Other payables and accrued liabilities	981	912	744
Dividends payable to shareholders	242	0	0
Deferred tax liabilities	10	13	11
Accrued income tax	132	139	154
Total current liabilities	2,679	2,478	2,077

Long-term debt	2,313	2,324	2,117
Reserve for pension and termination indemnities	304	302	323
Long-term deferred tax liabilities	33	32	14
Other non-current liabilities	311	306	115
	2,961	2,964	2,569
Total liabilities	5,640	5,442	4,646
Commitment and contingencies
Minority interests	56	54	53
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,307,305 shares issued, 896,245,351 shares outstanding)
Capital surplus	2,145	2,131	2,097
Accumulated result	4,736	5,190	5,274
Accumulated other comprehensive income	1,593	1,635	1,320
Treasury stock	-273	-274	-274
Shareholders' equity	9,357	9,838	9,573
Total liabilities and shareholders' equity	15,053	15,334	14,272

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: July 23, 2008	By:	/s/ Carlo Ferro
		Name:	Carlo Ferro
		Title:	Executive Vice President and
Chief Financial Officer